

A.M. Best Rating Services, Inc.

Form NRSRO: Exhibit 1

2015 Ratings Performance Measurement Statistics

NRSRO CLASS: Insurance Companies – Financial Strength Ratings (Tables 1, 2, & 3)

A Best's Financial Strength Rating (FSR) is an independent opinion of an insurer's financial strength and ability to meet its ongoing insurance policy and contract obligations. The rating is based on a comprehensive quantitative and qualitative evaluation of a company's balance sheet strength, operating performance, and business profile.

An FSR is not assigned to specific insurance policies or contracts and does not address any other risk, including, but not limited to, an insurer's claims-payment policies or procedures; the ability of the insurer to dispute or deny claims payment on grounds of misrepresentation or fraud; or any specific liability contractually borne by the policy or contract holder. An FSR is not a recommendation to purchase, hold, or terminate any insurance policy, contract, or any other financial obligation issued by an insurer, nor does it address the suitability of any particular policy or contract for a specific purpose or purchaser. In arriving at a rating decision, A.M. Best relies on third-party audited financial data and/or other information provided to it. While this information is believed to be reliable, A.M. Best does not independently verify the accuracy or reliability of the information. For additional details, see A.M. Best's Terms of Use at *http://www.ambest.com/terms.html*.

Rating Categories

A definition of each FSR category is shown in the table below.

Best's Financial Strength Rating (FSR) Scale			
Rating Categories	Rating Symbols	Rating Notches*	Category Definitions
Superior	A+	A++	Assigned to insurance companies that have, in our opinion, a superior ability to meet their ongoing insurance obligations.
Excellent	A	A-	Assigned to insurance companies that have, in our opinion, an excellent ability to meet their ongoing insurance obligations.
Good	B+	B++	Assigned to insurance companies that have, in our opinion, a good ability to meet their ongoing insurance obligations.
Fair	B	B-	Assigned to insurance companies that have, in our opinion, a fair ability to meet their ongoing insurance obligations. Financial strength is vulnerable to adverse changes in underwriting and economic conditions.
Marginal	C+	C++	Assigned to insurance companies that have, in our opinion, a marginal ability to meet their ongoing insurance obligations. Financial strength is vulnerable to adverse changes in underwriting and economic conditions.
Weak	C	C-	Assigned to insurance companies that have, in our opinion, a weak ability to meet their ongoing insurance obligations. Financial strength is very vulnerable to adverse changes in underwriting and economic conditions.
Poor	D	-	Assigned to insurance companies that have, in our opinion, a poor ability to meet their ongoing insurance obligations. Financial strength is extremely vulnerable to adverse changes in underwriting and economic conditions.

* Each Best's Financial Strength Rating Category from "A+" to "C" includes a Rating Notch to reflect a gradation of financial strength within the category. A Rating Notch is expressed with either a second plus "+" or a minus "-".





A.M. BEST RATING SERVICES, INC.

Designation Symbols	Designation Definitions
FSR Non-Rating Designations	
E	Status assigned to insurance companies that are publicly placed under a significant form of regulatory supervision, control, or restraint - including cease-and-desist orders, conservatorship, or rehabilitation, but not liquidation - that prevents conduct of normal ongoing insurance operations; an impaired insurer.
F	Status assigned to insurance companies that are publicly placed in liquidation by a court of law or by a forced liquidation; an impaired insurer.
S	Status assigned to rated insurance companies to suspend the outstanding FSR when sudden and significant events impact operations and rating implications cannot be evaluated due to a lack of timely or adequate information; or in cases where continued maintenance of the previously published rating opinion is in violation of evolving regulatory requirements.
NR	Status assigned to insurance companies that are not rated; may include previously rated insurance companies or insurance companies that have never been rated by AMB.

Rating Methodology/Criteria Reports

Best's Credit Rating Methodology – Global Life & Non-Life Insurance Edition provides a comprehensive explanation of Best's rating process, including highlights of the rating criteria employed by A.M. Best Company in determining Best's Credit Ratings, which include Best's Financial Strength, Best's Issuer Credit, and Best's Issue Ratings within the insurance industry. Major criteria reports used to assign this class of credit ratings include, but are not limited to, the following:

• *Insurance Holding Company and Debt Ratings*
• *Understanding BCAR for Property/Casualty Insurers*
• *Understanding BCAR for U.S. and Canadian Life/Health Insurers*
• *Analyzing Contingent Capital Facilities*
• *A.M. Best's Perspective on Operating Leverage*
• *Alternative Risk Transfer*
• *Evaluating Non-Insurance Ultimate Parents*
• *Rating New Company Formations*
• *Rating Members of Insurance Groups*
• *Risk Management and the Rating Process for Insurance Companies*
• *Evaluating Country Risk*
• *Catastrophe Analysis in A.M. Best Ratings*

The methodology may be found at: http://www.ambest.com/ratings/methodology.asp.

Default Definition

A.M. Best defines a default as when either of the following conditions apply: 1) an obligor failed to timely pay principal or interest due according to the terms of an obligation or the issuer of the security or money market instrument failed to timely pay principal or interest due according to the terms of the security or money market instrument; or 2) an obligor has been designated as a Financially Impaired Company or FIC.

A.M. Best designates an insurer as an FIC as of the first public action taken by an insurance department or regulatory body, whereby the insurer's a) ability to conduct normal insurance operations is adversely affected, b) capital and surplus have been deemed inadequate to meet regulatory requirements, or c) general financial condition has triggered regulatory concern. The actions include supervision, rehabilitation, liquidation, receivership, conservatorship, cease-and-desist orders, suspension, license revocation, and certain administrative orders. Companies that enter voluntary dissolution and are not under financial duress at that time are not counted as financially impaired.

Please note that financial impairment often occurs even if an insurance company has not formally been declared insolvent. For instance, an FIC's capital and surplus could have been deemed inadequate to meet risk-based capital requirements, or there might have been regulatory concern regarding its general financial condition. Thus, at any given rating level, more insurers would be impaired,



A.M. Best Rating Services, Inc.

according to the A.M. Best definition, than actually would default on insurance policy and contract obligations. Nevertheless, A.M. Best includes financial impairment in its default definition.

Rating Universe & Performance Statistics Period

The performance measurement statistics provided in this class of credit ratings cover individual U.S. and non-U.S. operating insurance companies with public and private FSRs. The performance statistics cover the 1-year, 3-year, and 10-year periods, all ended December 31, 2015.

Ratings Transitions & Treatment of Withdrawals

The performance measurement statistics provided for this class of credit ratings can be found in Tables 1, 2, and 3, which display 1-year, 3-year, and 10-year ratings transition matrices along with their associated cumulative default rates. FSRs at year-end 2014 are compared with those at year-end 2015 to produce a 1-year ratings transition matrix and the 1-year default rate for each rating category. FSRs at year-end 2012 are compared with those at year-end 2015 to produce a 3-year ratings transition matrix and a 3-year default rate for each rating category. FSRs at year-end 2005 are compared with those at year-end 2015 to produce a 10-year ratings transition matrix and a 10-year default rate for each rating category.

Ratings that have been withdrawn are also shown in Tables 1, 2, and 3. Reasons for withdrawing ratings include: insufficiency of data; insufficiency of size or operating experience; inapplicability of the rating procedure; company request; and company not formally followed. It is important to emphasize that the default rate statistics for insurers include known defaults that occur after such insurers have ceased being rated by A.M. Best. For example, if a rated insurer requests that A.M. Best withdraw its rating and subsequently defaults three years later that default is tabulated in the default rate, although A.M. Best had not rated the company for three years.

Ratings Transitions & Treatment of Upgrades After Defaults

Credit ratings included in this performance measurement that have been classified as in default are excluded from the start date cohort number. As long as an insurer continues to be classified as being in default there is no credit performance to measure and, therefore, the insurer will not be included in the period start-date cohort count. However, if the credit rating is subsequently upgraded from the default category because, for example, the insurer emerges from default status, the credit rating will be included in a ratings transition matrix that has a start date after the upgrade.

A Note on Revisions

As a result of ongoing research efforts, A.M. Best's default database is updated continually to reflect the incorporation of new data or adjustments to existing data. Ongoing historical research occasionally leads to the restatement of certain data, primarily a company's initial year of default or the addition of new defaults. From time to time, A.M. Best discovers that insurers that were under confidential supervision have been released from such supervision and allowed to operate normally. If A.M. Best becomes aware that insurers have been under confidential supervision, the insurers will be added to the default list for the purpose of producing performance statistics.



A.M. BEST RATING SERVICES, INC.

NRSRO CLASS: Insurance Companies – Issuer Credit Ratings (Tables 4, 5, & 6)

A Best's Long-Term Issuer Credit Rating (ICR) is an independent opinion of an entity's ability to meet its ongoing senior financial obligations. An ICR is an opinion regarding the relative future credit risk of an entity. Credit risk is the risk that an entity may not meet its contractual financial obligations as they come due. An ICR does not address any other risk, including, but not limited to, liquidity risk, market value risk, or price volatility of rated securities. In addition, an ICR is not a recommendation to buy, sell, or hold any securities, insurance policies, contracts, or any other financial obligations, nor does it address the suitability of any particular financial obligation for a specific purpose or purchaser.

Although an ICR may be assigned to: insurance companies, insurance holding companies, and special purpose entities established for the issuance of a security or other financial purpose, the ratings reported in this class all relate to insurance companies. The ratings are based on a comprehensive quantitative and qualitative evaluation of a company's balance sheet strength, operating performance, and business profile. In arriving at a rating decision, A.M. Best relies on third-party audited financial data and/or other information provided to it. While this information is believed to be reliable, A.M. Best does not independently verify the accuracy or reliability of the information. For additional details, see A.M. Best's Terms of Use at *http://www.ambest.com/terms.html*.

Rating Categories

A definition of each Long-Term Issuer Credit Rating category is shown in the table below.

Best's Long-Term Issuer Credit Rating (ICR) Scale (Applied to an Insurance Company)			
Rating Categories	Rating Symbols	Rating Notches*	Category Definitions
Exceptional	aaa	-	Assigned to entities that have, in our opinion, an exceptional ability to meet their ongoing senior financial obligations.
Superior	aa	aa+ / aa-	Assigned to entities that have, in our opinion, a superior ability to meet their ongoing senior financial obligations.
Excellent	a	a+ / a-	Assigned to entities that have, in our opinion, an excellent ability to meet their ongoing senior financial obligations.
Good	bbb	bbb+ / bbb-	Assigned to entities that have, in our opinion, a good ability to meet their ongoing senior financial obligations.
Fair	bb	bb+ / bb-	Assigned to entities that have, in our opinion, a fair ability to meet their ongoing senior financial obligations. Credit quality is vulnerable to adverse changes in industry and economic conditions.
Marginal	b	b+ / b-	Assigned to entities that have, in our opinion, a marginal ability to meet their ongoing senior financial obligations. Credit quality is vulnerable to adverse changes in industry and economic conditions.
Weak	ccc	ccc+ / ccc-	Assigned to entities that have, in our opinion, a weak ability to meet their ongoing senior financial obligations. Credit quality is vulnerable to adverse changes in industry and economic conditions.
Very Weak	cc	-	Assigned to entities that have, in our opinion, a very weak ability to meet their ongoing senior financial obligations. Credit quality is very vulnerable to adverse changes in industry and economic conditions.
Poor	c	-	Assigned to entities that have, in our opinion, a poor ability to meet their ongoing senior financial obligations. Credit quality is extremely vulnerable to adverse changes in industry and economic conditions.
* Best's Long-Term Issuer Credit Rating Categories from "aa" to "ccc" include Rating Notches to reflect a gradation within the category to indicate whether credit quality is near the top or bottom of a particular Rating Category. Rating Notches are expressed with a "+" (plus) or "-" (minus).			



A.M. BEST RATING SERVICES, INC.

Long-Term ICR Non-Rating Designations	
Designation Symbols	**Designation Definitions**
d	Status assigned to entities (excluding insurers) that are in default or when a bankruptcy petition or similar action has been filed and made public.
e	Status assigned to insurers that are publicly placed under a significant form of regulatory supervision, control, or restraint - including cease-and-desist orders, conservatorship, or rehabilitation, but not liquidation - that prevents conduct of normal ongoing operations; an impaired entity.
f	Status assigned to insurers that are publicly placed in liquidation by a court of law or by a forced liquidation; an impaired entity.
s	Status assigned to rated entities to suspend the outstanding ICR when sudden and significant events impact operations and rating implications cannot be evaluated due to a lack of timely or adequate information; or in cases where continued maintenance of the previously published rating opinion is in violation of evolving regulatory requirements.
nr	Status assigned to entities that are not rated; may include previously rated entities or entities that have never been rated by AMB.

Rating Methodology/Criteria Reports

Best's Credit Rating Methodology – Global Life & Non-Life Insurance Edition provides a comprehensive explanation of Best's rating process, including highlights of the rating criteria employed within the insurance industry by A.M. Best Company in determining Best's Credit Ratings, which include Best's Financial Strength, Best's Issuer Credit, and Best's Issue Ratings. Major criteria reports used to rate this class of credit ratings includes, but is not limited to, the following:

- *Insurance Holding Company and Debt Ratings*
- *Understanding BCAR for Property/Casualty Insurers*
- *Understanding BCAR for U.S. and Canadian Life/Health Insurers*
- *Analyzing Contingent Capital Facilities*
- *A.M. Best's Perspective on Operating Leverage*
- *Alternative Risk Transfer*
- *Evaluating Non-Insurance Ultimate Parents*
- *Rating New Company Formations*
- *Rating Members of Insurance Groups*
- *Risk Management and the Rating Process for Insurance Companies*
- *Evaluating Country Risk*
- *Catastrophe Analysis in A.M. Best Ratings*

The methodology may be found at: http://www.ambest.com/ratings/methodology.asp.

Default Definition

A.M. Best defines a default as when either of the following conditions apply: 1) an obligor failed to timely pay principal or interest due according to the terms of an obligation or the issuer of the security or money market instrument failed to timely pay principal or interest due according to the terms of the security or money market instrument; or 2) an obligor has been designated as a Financially Impaired Company or FIC.

A.M. Best designates an insurer as an FIC as of the first public action taken by an insurance department or regulatory body, whereby the insurer's a) ability to conduct normal insurance operations is adversely affected, b) capital and surplus have been deemed inadequate to meet regulatory requirements, or c) general financial condition has triggered regulatory concern. The actions include supervision, rehabilitation, liquidation, receivership, conservatorship, cease-and-desist orders, suspension, license revocation, and certain administrative orders. Companies that enter voluntary dissolution and are not under financial duress at that time are not counted as financially impaired.

Please note that financial impairment of insurance companies often occurs even if an insurance company has not formally been declared insolvent. For instance, an FIC's capital and surplus could have been deemed inadequate to meet risk-based capital requirements, or there might have been regulatory concern regarding its general financial condition. Thus, at any given rating level,



A.M. Best Rating Services, Inc.

more insurers would be impaired, according to the A.M. Best definition, than actually would default on insurance policy and contract obligations. Nevertheless, A.M. Best includes financial impairment in its default definition.

Rating Universe & Performance Statistics Period

The performance measurement statistics provided in this class of credit ratings cover individual U.S. and non-U.S. operating insurance companies with public and private long-term ICRs. The performance statistics cover the 1-year, 3-year, and 10-year periods all ended December 31, 2015.

Ratings Transitions & Treatment of Withdrawals

The performance measurement statistics provided for this class of credit ratings can be found in Tables 4, 5, and 6, which display 1-year, 3-year, and 10-year ratings transition matrices along with their associated cumulative default rates. ICRs at year-end 2014 are compared with those at year-end 2015 to produce a 1-year ratings transition matrix and the 1-year default rate for each rating category. ICRs at year-end 2012 are compared with those at year-end 2015 to produce a 3-year ratings transition matrix and a 3-year default rate for each rating category. ICRs at year-end 2005 are compared with those at year-end 2015 to produce a 10-year ratings transition matrix and a 10-year default rate for each rating category

Ratings that have been withdrawn are also shown in Tables 4, 5, and 6. Reasons for withdrawing ratings include: insufficiency of data; insufficiency of size or operating experience; inapplicability of the rating procedure; company request; and company not formally followed. It is important to emphasize that the default rate statistics for insurers include known defaults that occur after such insurers have ceased being rated by A.M. Best. For example, if a rated insurer requests that A.M. Best withdraw its rating and subsequently defaults three years later that default is tabulated in the default rate, even though A.M. Best had not rated the company for three years.

Ratings Transitions & Treatment of Upgrades After Defaults

Credit ratings included in this performance measurement that have been classified as in default are excluded from the start date cohort number. As long as an insurer continues to be classified as being in default, there is no credit performance to measure and, therefore, the insurer will not be included in the period start-date cohort count. However, if the credit rating is subsequently upgraded from the default category because, for example, the insurer emerges from default status, the credit rating will be included in a ratings transition matrix that has a start date after the upgrade.

A Note on Revisions

As a result of ongoing research efforts, A.M. Best's default database is updated continually to reflect the incorporation of new data or adjustments to existing data. Ongoing historical research occasionally leads to the restatement of certain data, primarily a company's initial year of default or the addition of new defaults. From time to time, A.M. Best discovers that insurers that were under confidential supervision have been released from such supervision and allowed to operate normally. If A.M. Best becomes aware that insurers have been under confidential supervision, the insurers will be added to the default list for the purpose of producing performance statistics.



A.M. BEST RATING SERVICES, INC.

NRSRO CLASS: Corporate Issuers – Issuer Credit Ratings (Tables 7, 8, & 9)

A Best's Long-Term Issuer Credit Rating (ICR) is an independent opinion of an entity's ability to meet its ongoing senior financial obligations. Credit risk is the risk that an entity may not meet its contractual, financial obligations as they come due. These credit ratings do not address any other risk, including, but not limited to, liquidity risk, market value risk, or price volatility of rated securities. The rating is not a recommendation to buy, sell, or hold any securities, insurance policies, contracts or any other financial obligations, nor does it address the suitability of any particular financial obligation for a specific purpose or purchaser.

The ratings in this class of credit ratings all relate to insurance holding companies and special purpose entities established for the issuance of a security or other financial purpose. In arriving at a rating decision, A.M. Best relies on third-party audited financial data and/or other information provided by organizations such as professional peril modelers and/or actuarial consultants. While this information is believed to be reliable, A.M. Best does not independently verify the accuracy or reliability of the information. For additional details, see A.M. Best's Terms of Use at *http://www.ambest.com/terms.html*.

The holding companies with Best's Long-Term Issuer Credit Ratings in this class of credit ratings may not have issued debt. In some cases, where there are simple holding company/insurance operating company structures, the Long-Term Issuer Credit Ratings of such holding companies are derived from the ratings of insurance operating subsidiaries using A.M. Best's notching algorithms described in the criteria report *Insurance Holding Company and Debt Ratings*. In other cases, where there are more elaborate holding company/insurance operating company structures, A.M. Best incorporates the credit quality of the various operating subsidiaries of the holding companies in deriving an Issuer Credit Rating for the holding companies. Furthermore, the notching algorithm in the aforementioned criteria report also is used to determine the Long-Term Issuer Credit Ratings of some holding companies that have not issued senior debt but have issued subordinated debt or preferred securities.

Rating Categories

A definition of each Long-Term Issuer Credit Rating category is shown in the table below.

Best's Long-Term Issuer Credit Rating (ICR) Scale (Applied to Non-Insurance Entities)			
Rating Categories	Rating Symbols	Rating Notches*	Category Definitions
Exceptional	aaa	-	Assigned to entities that have, in our opinion, an exceptional ability to meet their ongoing senior financial obligations.
Superior	aa	aa+ / aa-	Assigned to entities that have, in our opinion, a superior ability to meet their ongoing senior financial obligations.
Excellent	a	a+ / a-	Assigned to entities that have, in our opinion, an excellent ability to meet their ongoing senior financial obligations.
Good	bbb	bbb+ / bbb-	Assigned to entities that have, in our opinion, a good ability to meet their ongoing senior financial obligations.
Fair	bb	bb+ / bb-	Assigned to entities that have, in our opinion, a fair ability to meet their ongoing senior financial obligations. Credit quality is vulnerable to adverse changes in industry and economic conditions.
Marginal	b	b+ / b-	Assigned to entities that have, in our opinion, a marginal ability to meet their ongoing senior financial obligations. Credit quality is vulnerable to adverse changes in industry and economic conditions.
Weak	ccc	ccc+ / ccc-	Assigned to entities that have, in our opinion, a weak ability to meet their ongoing senior financial obligations. Credit quality is vulnerable to adverse changes in industry and economic conditions.
Very Weak	cc	-	Assigned to entities that have, in our opinion, a very weak ability to meet their ongoing senior financial obligations. Credit quality is very vulnerable to adverse changes in industry and economic conditions.
Poor	c	-	Assigned to entities that have, in our opinion, a poor ability to meet their ongoing senior financial obligations. Credit quality is extremely vulnerable to adverse changes in industry and economic conditions.
* Best's Long-Term Issuer Credit Rating Categories from "aa" to "ccc" include Rating Notches to reflect a gradation within the category to indicate whether credit quality is near the top or bottom of a particular Rating Category. Rating Notches are expressed with a "+" (plus) or "-" (minus).			



A.M. BEST RATING SERVICES, INC.

Long-Term ICR Non-Rating Designations	
Designation Symbols	Designation Definitions
d	Status assigned to entities (excluding insurers) that are in default or when a bankruptcy petition or similar action has been filed and made public.
e	Status assigned to insurers that are publicly placed under a significant form of regulatory supervision, control or restraint - including cease and desist orders, conservatorship or rehabilitation, but not liquidation - that prevents conduct of normal ongoing operations; an impaired entity.
f	Status assigned to insurers that are publicly placed in liquidation by a court of law or by a forced liquidation; an impaired entity.
s	Status assigned to rated entities to suspend the outstanding ICR when sudden and significant events impact operations and rating implications cannot be evaluated due to a lack of timely or adequate information; or in cases where continued maintenance of the previously published rating opinion is in violation of evolving regulatory requirements.
nr	Status assigned to entities that are not rated; may include previously rated entities or entities that have never been rated by AMB.

Rating Methodology / Criteria Reports

Best's Credit Rating Methodology – Global & Non-Life Insurance Edition provides a comprehensive explanation of Best's rating process, including highlights of the rating criteria employed by A.M. Best Company in determining Best's Credit Ratings, which include Best's Financial Strength, Best's Issuer Credit and Best's Issue Ratings within the insurance industry. In some cases where third parties provide peril modeling attachment probabilities, A.M. Best gives consideration to the ratings published in the special report, *Best's Idealized Default Matrix*. The matrix correlates the stochastically generated attachment probabilities to debt ratings before incorporating other considerations that may affect the ultimate ratings of the securities. Major criteria and special reports used to assign this class of credit ratings include, but are not limited to, the following:

- *Insurance Holding Company and Debt Ratings*
- *Understanding BCAR for Property/Casualty Insurers*
- *Understanding BCAR for U.S. and Canadian Life/Health Insurers*
- *Analyzing Contingent Capital Facilities*
- *A.M. Best's Perspective on Operating Leverage*
- *Alternative Risk Transfer*
- *Evaluating Non-Insurance Ultimate Parents*
- *Rating New Company Formations*
- *Rating Members of Insurance Groups*
- *Risk Management and the Rating Process for Insurance Companies*
- *Catastrophe Analysis in A.M. Best Ratings*
- *Best's Idealized Default Matrix*
- *Rating Natural Catastrophe Bonds*
- *Rating Sidecars*

The methodology may be found at: *http://www.ambest.com/ratings/methodology.asp*.

Default Definition

A.M. Best defines a default as when either of the following conditions apply: 1) an obligor failed to timely pay principal or interest due according to the terms of an obligation or the issuer of the security or money market instrument failed to timely pay principal or interest due according to the terms of the security or money market instrument; or 2) an obligor has been designated as a Financially Impaired Company or FIC.

For the performance measurement statistics associated with this class of credit ratings, A.M. Best will include, as defaults arise, the following in the default category:



A.M. BEST RATING SERVICES, INC.

• A corporate issuer assigned a "d" Best's Long-Term Issuer Credit Rating to indicate that the issuer is in default or has publicly filed a bankruptcy petition or similar action.

• Issues related to insurance-linked securities issued by special purpose entities.

Rating Universe & Performance Statistics Period

The performance measurement statistics provided in this class of credit ratings cover publicly and privately rated U.S. and non-U.S. holding companies and special purpose entities established for the issuance of a security or other financial purpose. Also included in the performance statistics for this class of credit ratings are entities that issue insurance-linked securities that provide reinsurance coverage and capital relief to their sponsors. The performance statistics cover the 1-year, 3-year, and 10-year periods all ended December 31, 2015.

Rating Transitions & Treatment of Withdrawals or Payoffs

The performance measurement statistics provided for this class of credit ratings can be found in Tables 7, 8, and 9, which display 1-year, 3-year, and 10-year ratings transition matrices along with their associated cumulative default rates. ICRs at year-end 2014 are compared with those at year-end 2015 to produce a 1-year ratings transition matrix and the 1-year default rate for each rating category. ICRs at year-end 2012 are compared with those at year-end 2015 to produce a 3-year ratings transition matrix and the 3-year default rate for each rating category. ICRs at year-end 2005 are compared with those at year-end 2015 to produce a 10-year ratings transition matrix and the 10-year default rate for each rating category.

Ratings that have been withdrawn are also shown in Tables 7, 8, and 9. Reasons for withdrawing ratings include: insufficiency of data; inapplicability of the rating procedure; issuer request; and issuer not formally followed. It is important to emphasize that the default rate statistics for corporate issuers do not include known defaults that occur after such issuers have ceased being rated by A.M. Best.

The paid-off columns in Tables 7, 8, and 9 relate only to maturities or redemptions of insurance-linked securities that provide reinsurance coverage and capital relief to their sponsors.

Ratings Transitions & Treatment of Upgrades After Defaults

Credit ratings included in this performance measurement that have been classified as in default are excluded from the start date cohort number. As long as an issuer continues to be classified as being in default there is no credit performance to measure and, therefore, the issuer will not be included in the period start-date cohort count. However, if the credit rating is subsequently upgraded from the default category because, for example, the issuer emerges from default status, the credit rating will be included in a ratings transition matrix that has a start date after the upgrade.



A.M. BEST RATING SERVICES, INC.

NRSRO CLASS: Issuers of Asset-Backed Securities – Long-Term Issue Rating (Tables 10 to 30)

A Best's Long-Term Issue Rating (IR) is an independent opinion of credit quality assigned to issues that gauges the ability to meet the terms of the obligation. A Long-Term IR assigned to a specific issue is an opinion of the ability to meet the ongoing financial obligations to security holders when due. As such, a Long-Term IR is an opinion regarding the relative future credit risk. Credit risk is the risk than an issue may not meet its contractual financial obligations as they come due.

A Long-Term IR may be assigned to specific issues, such as forms of debt, preferred stock, trust preferred securities, commercial paper, insurance-linked securities, or other structured finance products or vehicles that are issued by insurance companies, insurance operating holding companies, and holding companies as well as special purpose entities established for the issuance of a security or other financial purpose. When applied to certain asset-backed securities, the rating generally considers the probability of default of the securities derived from stochastic simulations of the transactions (where possible) and/or deterministic scenarios designed to test the robustness of the transaction and adequacy of the support levels provided by equity or unrated tranches. In arriving at a rating decision, A.M. Best relies on third-party audited financial data and/or other information provided by organizations such as actuarial consultants. While this information is believed to be reliable, A.M. Best does not independently verify the accuracy or reliability of the information. For additional details, see A.M. Best's Terms of Use at *http://www.ambest.com/terms.html*.

These credit ratings do not address any other risk, including, but not limited to, liquidity risk, market value risk, or price volatility of rated securities. The rating is not a recommendation to buy, sell, or hold any securities or any other financial obligations, nor does it address the suitability of any particular financial obligation for a specific purpose or purchaser.

Rating Categories

A definition of each Best's Long-Term Issue Rating category is shown in the table below.

Best's Long-Term Issue Rating (IR) Scale			
Rating Categories	Rating Symbols	Rating Notches*	Category Definitions
Exceptional	aaa	-	Assigned to issues where, in our opinion, there is an exceptional ability to meet the terms of the obligation.
Superior	aa	aa+ / aa-	Assigned to issues where, in our opinion, there is a superior ability to meet the terms of the obligation.
Excellent	a	a+ / a-	Assigned to issues where, in our opinion, there is an excellent ability to meet the terms of the obligation.
Good	bbb	bbb+ / bbb-	Assigned to issues where, in our opinion, there is a good ability to meet the terms of the obligation; however, the issue is more susceptible to changes in economic or other conditions.
Fair	bb	bb+ / bb-	Assigned to issues where, in our opinion, fair credit characteristics exist, generally due to a moderate margin of principal and interest payment protection or other issue-specific concerns that may be exacerbated by a vulnerability to economic changes or other conditions.
Marginal	b	b+ / b-	Assigned to issues where, in our opinion, marginal credit characteristics exist, generally due to a modest margin of principal and interest payment protection or other issue-specific concerns that may be exacerbated by an enhanced vulnerability to economic changes or other conditions.
Weak	ccc	ccc+ / ccc-	Assigned to issues where, in our opinion, weak credit characteristics exist, generally due to a minimal margin of principal and interest payment protection or other issue-specific concerns that may be exacerbated by a limited ability to withstand adverse changes in economic or other conditions.
Very Weak	cc	-	Assigned to issues where, in our opinion, very weak credit characteristics exist, generally due to an extremely minimal margin of principal and interest payment protection or other issue-specific concerns that may be exacerbated by a limited ability to withstand adverse changes in economic or other conditions.
Poor	c	-	Assigned to issues where, in our opinion, poor credit characteristics exist, generally due to an extremely minimal margin of principal and interest payment protection or other issue-specific concerns that may be exacerbated by an extremely limited ability to withstand adverse changes in economic or other conditions.

* Best's Long-Term Issue Rating Categories from "aa" to "ccc" include Rating Notches to reflect a gradation within the category to indicate whether credit quality is near the top or bottom of a particular Rating Category. Rating Notches are expressed with a "+" (plus) or "-" (minus).



A.M. BEST RATING SERVICES, INC.

Long- and Short-Term IR Non-Rating Designations	
Designation Symbols	Designation Definitions
d	Status assigned to issues in default on payment of principal, interest, or other terms and conditions, or when a bankruptcy petition or similar action has been filed and made public; or where the issuing entity has been designated as impaired (e/f [ICR] or E/F [FSR] designations) or in default (d [ICR] designation).
s	Status assigned to rated issues to suspend the outstanding IR when sudden and significant events have occurred and rating implications cannot be evaluated due to a lack of timely or adequate information; or in cases where continued maintenance of the previously published rating opinion is in violation of evolving regulatory requirements.
nr	Status assigned to issues that are not rated; may include previously rated issues or issues that have never been rated by AMB.

Rating Methodology/Criteria Reports

Best's Credit Rating Methodology – Global Life & Non-Life Insurance Edition provides a comprehensive explanation of Best's rating process, including highlights of the rating criteria employed within the insurance industry by A.M. Best Company in determining Best's Credit Ratings, which include Best's Financial Strength Ratings, Best's Issuer Credit Ratings, and Best's Issue Ratings. In cases where A.M. Best and/or third parties perform stochastic modeling of the transaction and the probability of timely payment of interest and principal are calculated, A.M. Best gives consideration to the ratings published in *Best's Idealized Default Matrix*. The matrix correlates the stochastically generated default probabilities to issue ratings before incorporating other considerations that may affect the ultimate ratings of the asset-backed securities. Major criteria reports, special reports, and studies used to rate this class and applicable subclass of credit ratings includes, but is not limited to, the following:

- *Securitization of Period-Certain and Life-Contingent Structured Settlements*
- *Rating Surplus Note and Insurance Trust-Preferred CDOs*
- *Life Settlement Securitization*
- *Securitization of Annuities*
- *Securitization of Reinsurance Recoverables*
- *Best's Impairment Rate and Rating Transition Study*
- *Best's Idealized Default Matrix*
- *Rating Natural Catastrophe Bonds*
- *Rating Sidecars*
- *Rating Closed-Block Monetizations*
- *Rating Life-Related Premium Financing Loan Securitizations*
- *Rating Reinsurance/Insurance Transformer Vehicles*

The methodology may be found at: http://www.ambest.com/ratings/methodology.asp.

Default Definition

A.M. Best defines a default as when either of the following conditions apply: 1) an obligor failed to timely pay principal or interest due according to the terms of an obligation or the issuer of the security or money market instrument failed to timely pay principal or interest due according to the terms of the security or money market instrument; or 2) an obligor has been designated as a Financially Impaired Company or FIC.

For the performance measurement statistics associated with this class of credit ratings, A.M. Best will include, as defaults arise, the following in the default category:

- An issue assigned a d Long-Term IR to indicate that the issue is in default on payment of principal, interest, or other terms and conditions, or that a bankruptcy petition or similar action has been filed and made public; or that the issuing entity has been designated as impaired (e/f [ICR] or E/F [FSR] designations) or in default (d [ICR] designation).



A.M. Best Rating Services, Inc.

Rating Universe & Performance Statistics Period

The performance measurement statistics provided in this class of credit ratings cover each tranche of asset-backed securities associated with both publicly and privately rated transactions. The applicable subclasses belonging to this class of credit ratings for which there are performance statistics include:

- Collateralized debt obligations ("CDOs") – for the purpose of this performance statistics, CDO means a securitization primarily of other debt instruments such as RMBS, CMBS, CDOs, other asset-backed securities, and corporate bonds.
- Asset-backed commercial paper ("ABCP") – for the purpose of this performance statistics, ABCP means short term notes issued by a structure that securitizes a variety of financial assets (e.g., trade receivables or credit card receivables) which secure the notes.
- Other structured finance products ("other SFPs") – for the purpose of this performance statistics, other SFPs means a securitization consisting of other structured finance products such as life settlements and structured settlements securitizations.

The performance statistics cover the 1-year, 3-year and 10-year periods all ended December 31, 2015. The securities in the performance statistics for this class and applicable subclasses of credit ratings are generally collateralized by various types of insurance and non-insurance assets or contractual obligations such as trust-preferred securities, surplus notes, life settlements, structured settlements, and collateralized loans.

Ratings Transitions & Treatment of Withdrawals or Payoffs

The performance measurement statistics provided for this class and applicable subclasses of credit ratings can be found in Tables 10 to 30, which display 1-year, 3-year and 10-year ratings transition matrices along with their associated cumulative default rates. Long-Term IRs at year-end 2014 are compared with those at year-end 2015 to produce a 1-year ratings transition matrix and the 1-year default rate for each rating category. Long-Term IRs at year-end 2012 are compared with those at year-end 2015 to produce a 3-year ratings transition matrix and a 3-year default rate for each rating category. Long-Term IRs at year-end 2005 are compared with those at year-end 2015 to produce a 10-year ratings transition matrix and a 10-year default rate for each rating category.

Ratings that have been withdrawn are also shown in Tables 10 to 30. Reasons for withdrawing ratings include: insufficiency of data; inapplicability of the rating procedure; issuer request; and issuer not formally followed. It is important to emphasize that the default rate statistics for asset-backed securities do not include known defaults that occur after securities have ceased being rated by A.M. Best.

The paid-off columns in Tables 10 to 30 represent the percent of asset-backed securities that were either redeemed or that matured in the applicable ratings transition periods.

Ratings Transitions & Treatment of Upgrades After Defaults

Credit ratings included in this performance measurement that have been classified as in default are excluded from the start date cohort number. As long as a security continues to be classified as being in default there is no credit performance to measure and, therefore, the security will not be included in the period start-date cohort count. However, if the credit rating is subsequently upgraded from the default category because, for example, the security emerges from default status, the credit rating will be included in a ratings transition matrix that has a start date after the upgrade.



A.M. BEST RATING SERVICES, INC.
APPENDIX

Table 1
Insurance Companies (Financial Strength Ratings) – 1-Year Transition and Default Rates

(December 31, 2014 through December 31, 2015)

Credit Ratings as of 12/31/2014		Credit Ratings as of 12/31/2015 (Percent)													Other Outcomes During 12/31/2014-12/31/2015 (Percent)		
Credit Rating	Number of Ratings Outstanding	A++	A+	A	A-	B++	B+	B	B-	C++	C+	C	C-	D	Default	Paid off	Withdrawn (other)
A++	199	97.0%	1.5%		0.5%												1.0%
A+	553		96.0%	2.5%													1.4%
A	1335		2.8%	93.0%	1.9%	0.1%		0.1%									2.1%
A-	852			2.8%	92.8%	1.2%	0.2%	0.2%									2.7%
B++	301		0.7%	0.7%	6.0%	82.4%	4.3%	1.0%									5.0%
B+	158					3.8%	82.9%	5.1%							1.3%		7.0%
B	76						9.2%	81.6%	3.9%								5.3%
B-	15							6.7%	80.0%								13.3%
C++	7								14.3%	14.3%	14.3%	28.6%					28.6%
C+	4						25.0%				75.0%						
C	2											100.0%					
C-	2												100.0%				
D	2													100.0%			
Total	3,506																

*Category Not Applicable to Insurance Companies

Table 2
Insurance Companies (Financial Strength Ratings) – 3-Year Transition and Default Rates

(December 31, 2012 through December 31, 2015)

Credit Ratings as of 12/31/2012		Credit Ratings as of 12/31/2015 (Percent)													Other Outcomes During 12/31/2012-12/31/2015 (Percent)		
Credit Rating	Number of Ratings Outstanding	A++	A+	A	A-	B++	B+	B	B-	C++	C+	C	C-	D	Default	Paid off	Withdrawn (other)
A++	119	91.6%	2.5%														5.9%
A+	560	12.5%	78.0%	3.0%	0.4%												6.1%
A	1302	0.1%	8.4%	81.6%	3.3%	0.4%		0.2%									6.1%
A-	862		0.5%	14.2%	74.1%	3.0%	0.5%	0.2%							0.1%		7.4%
B++	318		0.6%	2.8%	15.7%	57.9%	7.9%	1.6%	0.3%								13.2%
B+	176			1.1%	5.1%	10.2%	50.6%	9.1%	1.1%						2.8%		19.9%
B	73			1.4%	1.4%	1.4%	16.4%	56.2%	1.4%			2.7%			2.7%		16.4%
B-	26			3.8%			19.2%	19.2%	26.9%						7.7%		23.1%
C++	7					14.3%		14.3%		14.3%	14.3%	14.3%			14.3%		14.3%
C+	7				14.3%	14.3%	14.3%				42.9%						14.3%
C	5											20.0%			20.0%		60.0%
C-	3												66.7%				33.3%
D	2													100.0%			
Total	3,460																

*Category Not Applicable to Insurance Companies



A.M. BEST RATING SERVICES, INC.

Table 3

Insurance Companies (Financial Strength Ratings) – 10-Year Transition and Default Rates

(December 31, 2005 through December 31, 2015)

Credit Ratings as of 12/31/2005		Credit Ratings as of 12/31/2015 (Percent)													Other Outcomes During 12/31/2005-12/31/2015 (Percent)		
Credit Rating	Number of Ratings Outstanding	A++	A+	A	A-	B++	B+	B	B-	C++	C+	C	C-	D	Default	Paid off*	Withdrawn (other)
A++	141	63.8%	15.6%	6.4%	1.4%												12.8%
A+	666	10.4%	45.2%	19.2%	2.9%	0.5%	0.3%								0.2%		21.5%
A	986	1.0%	14.6%	50.9%	9.4%	1.7%	0.5%	0.8%							0.1%		20.9%
A-	954	0.1%	3.7%	31.1%	30.4%	5.3%	1.2%	0.4%	0.3%						0.8%		26.6%
B++	437		1.4%	15.1%	24.7%	11.4%	5.0%	1.4%				0.5%			1.8%		38.7%
B+	316		0.6%	4.4%	13.6%	12.3%	11.4%	3.5%	1.3%	0.3%	0.3%	0.3%			6.0%		45.9%
B	140		1.4%	5.0%	1.4%	5.0%	12.9%	14.3%	0.7%		0.7%				11.4%		47.1%
B-	68			5.9%	11.8%		5.9%	5.9%			1.5%				4.4%		64.7%
C++	60			3.3%	6.7%	5.0%			1.7%		1.7%	1.7%	1.7%		6.7%		71.7%
C+	48				6.3%										8.3%		85.4%
C	30				16.7%		6.7%	3.3%							10.0%		63.3%
C-	7				42.9%										14.3%		42.9%
D	2																100.0%
Total	3,855																

*Category Not Applicable to Insurance Companies

Table 4

Insurance Companies (Issuer Credit Ratings) – 1-Year Transition and Default Rates

(December 31, 2014 through December 31, 2015)

Credit Ratings as of 12/31/2014		Credit Ratings as of 12/31/2015 (Percent)																					Other Outcomes During 12/31/2014-12/31/2015 (Percent)		
Credit Rating	Number of Ratings Outstanding	aaa	aa+	aa	aa-	a+	a	a-	bbb+	bbb	bbb-	bb+	bb	bb-	b+	b	b-	ccc+	ccc	ccc-	cc	c	Default	Paid Off*	Withdrawn (Other)
aaa	32	96.9%																							3.1%
aa+	167	12.0%	85.0%	1.2%	0.6%			0.6%																	0.6%
aa	95			96.8%																					3.2%
aa-	458				95.9%	3.1%																			1.1%
a+	352				6.3%	91.2%	0.9%																		1.7%
a	983			0.2%	1.3%	2.6%	90.6%	2.6%	0.1%			0.2%													2.2%
a-	852					0.2%	2.6%	92.8%	1.2%		0.2%	0.2%													2.7%
bbb+	151				1.3%	0.7%	0.7%	11.3%	76.2%	4.0%	1.3%	0.7%													4.0%
bbb	150							0.7%	13.3%	71.3%	7.3%		1.3%												6.0%
bbb-	158									3.8%	82.9%	4.4%	0.6%										1.3%		7.0%
bb+	46										13.0%	80.4%	4.3%												2.2%
bb	30										3.3%	13.3%	63.3%	10.0%											10.0%
bb-	15												6.7%	80.0%											13.3%
b+	3													33.3%				33.3%							33.3%
b	4															25.0%	25.0%		25.0%						25.0%
b-	4											25.0%					75.0%								
ccc+	1																	100.0%							
ccc	1																		100.0%						
ccc-	0																								
cc	2																				100.0%				
c	2																					100.0%			
Total	3,506																								

*Category Not Applicable to Insurance Companies



A.M. Best Rating Services, Inc.

Table 5

Insurance Companies (Issuer Credit Ratings) – 3-Year Transition and Default Rates

(December 31, 2012 through December 31, 2015)

Credit Rating as of 12/31/2012		Credit Ratings as of 12/31/2015 (Percent)																					Other Outcomes During 12/31/2012-12/31/2015 (Percent)		
Credit Rating	Number of Ratings Outstanding	aaa	aa+	aa	aa-	a+	a	a-	bbb+	bbb	bbb-	bb+	bb	bb-	b+	b	b-	ccc+	ccc	ccc-	cc	c	Default	Paid Off *	Withdrawn (other)
aaa	31	93.5%																							6.5%
aa+	88	18.2%	72.7%	2.3%	1.1%																				5.7%
aa	150		46.7%	50.7%																					2.7%
aa-	410			0.7%	87.3%	4.1%		0.5%																	7.3%
a+	377			1.9%	24.9%	60.2%	7.7%	1.1%																	4.2%
a	925	0.1%		0.2%	0.6%	10.1%	77.1%	4.2%	0.3%	0.2%		0.2%													6.9%
a-	862				0.5%	0.8%	13.3%	74.1%	2.3%	0.7%	0.5%	0.2%											0.1%		7.4%
bbb+	155				1.3%	0.6%	3.2%	27.1%	47.7%	5.8%	1.3%		0.6%												12.3%
bbb	163						1.8%	4.9%	17.2%	44.8%	14.1%	1.8%	0.6%	0.6%											14.1%
bbb-	176					0.6%	0.6%	5.1%	2.8%	7.4%	50.6%	8.0%	1.1%	1.1%									2.8%		19.9%
bb+	41					2.4%				2.4%	19.5%	58.5%	2.4%												14.6%
bb	32							3.1%			12.5%	9.4%	40.6%	3.1%				3.1%	3.1%				6.3%		18.8%
bb-	26					3.8%					19.2%	7.7%	11.5%	26.9%									7.7%		23.1%
b+	1									100.0%															
b	6											16.7%				16.7%	16.7%		16.7%				16.7%		16.7%
b-	7							14.3%		14.3%	14.3%						42.9%								14.3%
ccc+	0																								
ccc	5																	20.0%					20.0%		60.0%
ccc-	0																								
cc	3																				66.7%				33.3%
c	2																					100.0%			
Total	3,460																								

*Category Not Applicable to Insurance Companies

Table 6

Insurance Companies (Issuer Credit Ratings) – 10-Year Transition and Default Rates

(December 31, 2005 through December 31, 2015)

Credit Rating as of 12/31/2005		Credit Ratings as of 12/31/2015 (Percent)																					Other Outcomes During 12/31/2005-12/31/2015 (Percent)		
Credit Rating	Number of Ratings Outstanding	aaa	aa+	aa	aa-	a+	a	a-	bbb+	bbb	bbb-	bb+	bb	bb-	b+	b	b-	ccc+	ccc	ccc-	cc	c	Default	Paid Off *	Withdrawn (Other)
aaa	22	77.3%	4.5%		13.6%																				4.5%
aa+	33	6.1%	42.4%	3.0%	18.2%			6.1%																	24.2%
aa	110		2.7%	29.1%	41.8%		0.9%	0.9%																	24.5%
aa-	320		20.3%	2.2%	25.3%	10.6%	14.4%	1.6%	0.6%																25.0%
a+	109		0.9%		7.3%	34.9%	33.0%	0.9%	1.8%																21.1%
a	375		0.3%	2.1%	25.1%	9.3%	29.6%	6.1%	0.5%			1.6%											0.3%		25.1%
a-	408				4.9%	5.9%	36.8%	14.7%	2.9%	1.0%	1.2%	0.2%											0.2%		32.1%
bbb+	65			1.5%		18.5%	13.8%	20.0%	3.1%	3.1%	1.5%												1.5%		36.9%
bbb	39						2.6%	28.2%	10.3%	10.3%															48.7%
bbb-	46							23.9%	4.3%	2.2%	8.7%			8.7%									8.7%		43.5%
bb+	7											42.9%											28.6%		28.6%
bb	10								10.0%	10.0%	10.0%	20.0%													50.0%
bb-	8							12.5%			12.5%														75.0%
b+	0																								
b	0																								
b-	0																								
ccc+	0																								
ccc	0																								
ccc-	0																								
cc	0																								
c	0																								
Total	1552																								

*Category Not Applicable to Insurance Companies



A.M. Best Rating Services, Inc.

Table 7

Corporate Issuers – 1-Year Transition and Default Rates

(December 31, 2014 through December 31, 2015)

Credit Ratings as of 12/31/2014		Credit Ratings as of 12/31/2015 (Percent)																					Other Outcomes During 12/31/2014-12/31/2015 (Percent)		
Credit Rating	Number of Ratings Outstanding	aaa	aa+	aa	aa-	a+	a	a-	bbb+	bbb	bbb-	bb+	bb	bb-	b+	b	b-	ccc+	ccc	ccc-	cc	c	Default	Paid Off *	Withdrawn (Other)
aaa	2	100.0%																							
aa+	0																								
aa	1			100.0%																					
aa-	2			50.0%	50.0%																				
a+	6					100.0%																			
a	10						100.0%																		
a-	43							97.7%	2.3%																
bbb+	22							9.1%	90.9%																
bbb	54								3.7%	87.0%	5.6%														3.7%
bbb-	30									6.7%	90.0%														3.3%
bb+	6										33.3%	50.0%													16.7%
bb	6											16.7%	66.7%												16.7%
bb-	2												50.0%	50.0%											
b+	0																								
b	2															100.0%									
b-	1																100.0%								
ccc+	0																								
ccc	0																								
ccc-	0																								
cc	0																								
c	0																								
Total	187																								

*Category Applicable to Insurance-Linked Securities

Table 8

Corporate Issuers – 3-Year Transition and Default Rates

(December 31, 2012 through December 31, 2015)

Credit Ratings as of 12/31/2012		Credit Ratings as of 12/31/2015 (Percent)																					Other Outcomes During 12/31/2012-12/31/2015 (Percent)		
Credit Rating	Number of Ratings Outstanding	aaa	aa+	aa	aa-	a+	a	a-	bbb+	bbb	bbb-	bb+	bb	bb-	b+	b	b-	ccc+	ccc	ccc-	cc	c	Default	Paid Off *	Withdrawn (Other)
aaa	3	66.7%																							33.3%
aa+	0																								
aa	1			100.0%																					
aa-	2			50.0%	50.0%																				
a+	1					100.0%																			
a	15					33.3%	66.7%																		
a-	39							89.7%	2.6%															2.6%	5.1%
bbb+	27							25.9%	51.9%	11.1%															11.1%
bbb	51								11.8%	70.6%	3.9%														13.7%
bbb-	33								3.0%	15.2%	57.6%														24.2%
bb+	6										33.3%	33.3%													33.3%
bb	7										14.3%	14.3%	57.1%												14.3%
bb-	3												33.3%	33.3%		33.3%									
b+	1																								100.0%
b	1															100.0%									
b-	1																100.0%								
ccc+	0																								
ccc	0																								
ccc-	0																								
cc	0																								
c	1																								100.0%
Total	192																								

*Category Applicable to Insurance-Linked Securities



A.M. BEST RATING SERVICES, INC.

Table 9

Corporate Issuers – 10-Year Transition and Default Rates

(December 31, 2005 through December 31, 2015)

Credit Ratings as of 12/31/2005		Credit Ratings as of 12/31/2015 (Percent)																						Other Outcomes During 12/31/2005-12/31/2015 (Percent)		
Credit Rating	Number of Ratings Outstanding	aaa	aa+	aa	aa-	a+	a	a-	bbb+	bbb	bbb-	bb+	bb	bb-	b+	b	b-	ccc+	ccc	ccc-	cc	c	Default	Paid Off *	Withdrawn (Other)
aaa	5	40.0%																						40.0%	20.0%
aa+	0																								
aa	2							50.0%																	50.0%
aa-	9			11.1%			11.1%	33.3%		11.1%															33.3%
a+	5					20.0%	40.0%	20.0%																	20.0%
a	16				6.3%		18.8%	62.5%	6.3%																6.3%
a-	34					14.7%	8.8%	41.2%	14.7%	2.9%	5.9%														11.8%
bbb+	12							25.0%	8.3%	25.0%		8.3%													33.3%
bbb	38							21.1%	15.8%	34.2%	7.9%				2.6%										18.4%
bbb-	29							10.3%		41.4%	13.8%		3.4%												31.0%
bb+	10							10.0%	10.0%	10.0%	20.0%		10.0%												40.0%
bb	5					20.0%							20.0%												60.0%
bb-	7													14.3%											85.7%
b+	0																								
b	4																								100.0%
b-	3									33.3%															66.7%
ccc+	0																								
ccc	0																								
ccc-	0																								
cc	0																								
c	0																								
Total	179																								

*Category Applicable to Insurance-Linked Securities

Table 10

Asset-Backed Securities: RMBS– 1-Year Transition and Default Rates *

(December 31, 2014 through December 31, 2015)

* No ratings associated with this subclass of credit ratings for this term

Table 11

Asset-Backed Securities: RMBS– 3-Year Transition and Default Rates *

(December 31, 2012 through December 31, 2015)

* No ratings associated with this subclass of credit ratings for this term

Table 12

Asset-Backed Securities: RMBS– 10-Year Transition and Default Rates *

(December 31, 2005 through December 31, 2015)

* No ratings associated with this subclass of credit ratings for this term

Table 13

Asset-Backed Securities: CMBS– 1-Year Transition and Default Rates *

(December 31, 2014 through December 31, 2015)

* No ratings associated with this subclass of credit ratings for this term



A.M. BEST RATING SERVICES, INC.

Table 14

Asset-Backed Securities: CMBS– 3-Year Transition and Default Rates *

(December 31, 2012 through December 31, 2015)

* No ratings associated with this subclass of credit ratings for this term

Table 15

Asset-Backed Securities: CMBS– 10-Year Transition and Default Rates *

(December 31, 2005 through December 31, 2015)

* No ratings associated with this subclass of credit ratings for this term

Table 16

Asset-Backed Securities: CLOs– 1-Year Transition and Default Rates *

(December 31, 2014 through December 31, 2015)

* No ratings associated with this subclass of credit ratings for this term

Table 17

Asset-Backed Securities: CLOs– 3-Year Transition and Default Rates *

(December 31, 2012 through December 31, 2015)

* No ratings associated with this subclass of credit ratings for this term

Table 18

Asset-Backed Securities: CLOs– 10-Year Transition and Default Rates *

(December 31, 2005 through December 31, 2015)

* No ratings associated with this subclass of credit ratings for this term



A.M. BEST RATING SERVICES, INC.

Table 19
Asset-Backed Securities: CDOs – 1-Year Transition and Default Rates
(December 31, 2014 through December 31, 2015)

Credit Ratings as of 12/31/2014		Credit Ratings as of 12/31/2015 (Percent)																					Other Outcomes During 12/31/2014-12/31/2015 (Percent)		
Credit Rating	Number of Ratings Outstanding	aaa	aa+	aa	aa-	a+	a	a-	bbb+	bbb	bbb-	bb+	bb	bb-	b+	b	b-	ccc+	ccc	ccc-	cc	c	Default	Paid Off	Withdrawn (Other)
aaa	2	50.0%																						50.0%	
aa+	3		33.3%																					66.7%	
aa	0																								
aa-	0																								
a+	1					100.0%																			
a	0																								
a-	2					100.0%																			
bbb+	0																								
bbb	0																								
bbb-	0																								
bb+	0																								
bb	0																								
bb-	0																								
b+	3														100.0%										
b	0																								
b-	3																							100.0%	
ccc+	1																	100.0%							
ccc	0																								
ccc-	3																			66.7%				33.3%	
cc	0																								
c	2																					100.0%			
Total	20																								

Table 20
Asset-Backed Securities: CDOs – 3-Year Transition and Default Rates
(December 31, 2012 through December 31, 2015)

Credit Ratings as of 12/31/2012		Credit Ratings as of 12/31/2015 (Percent)																					Other Outcomes During 12/31/2012-12/31/2015 (Percent)		
Credit Rating	Number of Ratings Outstanding	aaa	aa+	aa	aa-	a+	a	a-	bbb+	bbb	bbb-	bb+	bb	bb-	b+	b	b-	ccc+	ccc	ccc-	cc	c	Default	Paid Off	Withdrawn (Other)
aaa	13	7.7%																						92.3%	
aa+	4		25.0%																					75.0%	
aa	1					100.0%																			
aa-	0																								
a+	0																								
a	1																							100.0%	
a-	1																							100.0%	
bbb+	0																								
bbb	0																								
bbb-	3												100.0%												
bb+	9					22.2%																		77.8%	
bb	0																								
bb-	0																								
b+	1																	100.0%							
b	4																							100.0%	
b-	3																							100.0%	
ccc+	0																								
ccc	0																								
ccc-	3																							100.0%	
cc	0																								
c	7																			28.6%		28.6%		42.9%	
Total	50																								



A.M. Best Rating Services, Inc.

Table 21

Asset-Backed Securities: CDOs – 10-Year Transition and Default Rates

(December 31, 2005 through December 31, 2015)

Credit Ratings as of 12/31/2005		Credit Ratings as of 12/31/2015 (Percent)																						Other Outcomes During 12/31/2005-12/31/2015 (Percent)		
Credit Rating	Number of Ratings Outstanding	aaa	aa+	aa	aa-	a+	a	a-	bbb+	bbb	bbb-	bb+	bb	bb-	b+	b	b-	ccc+	ccc	ccc-	cc	c	Default	Paid Off	Withdrawn (Other)
aaa	21	4.8%	4.8%			9.5%																		81.0%	
aa+	0																								
aa	5					20.0%														40.0%				40.0%	
aa-	0																								
a+	0																								
a	3														100.0%										
a-	14																					7.1%		92.9%	
bbb+	0																								
bbb	7																	14.3%						85.7%	
bbb-	0																								
bb+	0																								
bb	1																					100.0%			
bb-	0																								
b+	0																								
b	0																								
b-	0																								
ccc+	0																								
ccc	0																								
ccc-	0																								
cc	0																								
c	0																								
Total	51																								

Table 22

Asset-Backed Securities: ABCP– 1-Year Transition and Default Rates *

(December 31, 2014 through December 31, 2015)

* No ratings associated with this subclass of credit ratings for this term

Table 23

Asset-Backed Securities: ABCP– 3-Year Transition and Default Rates *

(December 31, 2012 through December 31, 2015)

* No ratings associated with this subclass of credit ratings for this term

Table 24

Asset-Backed Securities: ABCP– 10-Year Transition and Default Rates *

(December 31, 2005 through December 31, 2015)

* No ratings associated with this subclass of credit ratings for this term



A.M. Best Rating Services, Inc.

Table 25
Asset-Backed Securities: other ABS– 1-Year Transition and Default Rates *
(December 31, 2014 through December 31, 2015)

* No ratings associated with this subclass of credit ratings for this term

Table 26
Asset-Backed Securities: other ABS– 3-Year Transition and Default Rates *
(December 31, 2012 through December 31, 2015)

* No ratings associated with this subclass of credit ratings for this term

Table 27
Asset-Backed Securities: other ABS– 10-Year Transition and Default Rates *
(December 31, 2005 through December 31, 2015)

* No ratings associated with this subclass of credit ratings for this term

Table 28
Asset-Backed Securities: Other SFPs– 1-Year Transition and Default Rates
(December 31, 2014 through December 31, 2015)

Credit Ratings as of 12/31/2014		Credit Ratings as of 12/31/2015 (Percent)																					Other Outcomes During 12/31/2014-12/31/2015 (Percent)		
Credit Rating	Number of Ratings Outstanding	aaa	aa+	aa	aa-	a+	a	a-	bbb+	bbb	bbb-	bb+	bb	bb-	b+	b	b-	ccc+	ccc	ccc-	cc	c	Default	Paid Off	Withdrawn (Other)
aaa	2	100.0%																							
aa+	1		100.0%																						
aa	0																								
aa-	0																								
a+	0																								
a	0																								
a-	2		50.0%																					50.0%	
bbb+	0																								
bbb	0																								
bbb-	0																								
bb+	0																								
bb	1												100.0%												
bb-	0																								
b+	0																								
b	0																								
b-	0																								
ccc+	0																								
ccc	0																								
ccc-	0																								
cc	0																								
c	0																								
Total	6																								



A.M. Best Rating Services, Inc.

Table 29

Asset-Backed Securities: Other SFPs– 3-Year Transition and Default Rates

(December 31, 2012 through December 31, 2015)

Credit Ratings as of 12/31/2012		Credit Ratings as of 12/31/2015 (Percent)																						Other Outcomes During 12/31/2012-12/31/2015 (Percent)		
Credit Rating	Number of Ratings Outstanding	aaa	aa+	aa	aa-	a+	a	a-	bbb+	bbb	bbb-	bb+	bb	bb-	b+	b	b-	ccc+	ccc	ccc-	cc	c	Default	Paid Off	Withdrawn (Other)
aaa	2	100.0%																							
aa+	0																								
aa	0																								
aa-	0																								
a+	0																								
a	0																								
a-	0																								
bbb+	0																								
bbb	0																								
bbb-	1																								100.0%	
bb+	0																								
bb	1																								100.0%	
bb-	1											100.0%														
b+	0																								
b	0																								
b-	0																								
ccc+	0																								
ccc	0																								
ccc-	0																								
cc	0																								
c	0																								
Total	5																								

Table 30

Asset-Backed Securities: Other SFPs– 10-Year Transition and Default Rates *

(December 31, 2005 through December 31, 2015)

* No ratings associated with this subclass of credit ratings for this term